EXHIBIT 99.1

Hydrogenics Awarded Contract to Provide Electrolyzers to Doosan Babcock for Aberdeen Exhibition & Conference Centre

MISSISSAUGA, Ontario, March 23, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has been awarded a contract by Doosan Babcock Limited to install two of its HySTAT®100 electrolyzers, along with compression and storage equipment, at the new Aberdeen Exhibition and Conference Centre (“AECC”) in Aberdeen, Scotland. The Hydrogenics electrolyzers will convert fluctuating power – up to 1 megawatt – into 20 kilograms of hydrogen per hour, at the highest efficiency possible, complementing the combined heat and power natural gas fuel cell application installed at the AECC. Hydrogenics expects to deliver the electrolyzers in late 2017, providing over 300 kilograms of hydrogen storage capacity; additional terms were not disclosed.

“We are very pleased to enter into this contract with Doosan Babcock to complement their system in Aberdeen,” said Daryl Wilson President & CEO of Hydrogenics. “Such awards, combined with our existing hydrogen fueling infrastructure activities there, illustrate our continued support for the city as a world leader in the development of the hydrogen economy, reducing carbon emissions for generations to come.”

The hydrogen produced by the HySTAT® electrolyzers will be suitable for use across a wide range of applications such as fuel for vehicles, energy storage, and the most demanding industrial processes.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com